March 23, 2007

Fred B. Green, Esq.
Forrest O. Dillon, Esq.
Bodman LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, MI 48226

RE: **Refac Optical Group**
        Schedule 13E-3
        Filed: February 26, 2007 by ROG Acquisition, Inc. et al.
        File No. 5-39761

Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

<u>General</u>

1.   Refac Optical Group has not been identified as a filing person on the Schedule 13E-3 and has not signed the Schedule 13E-3. Please provide us with a brief legal analysis in support of the apparent conclusion that the issuer was not a filing person in this transaction. Alternatively, revise the cover and signature pages of the Schedule 13E-3 to identify Refac as a filing person and provide all required disclosures.

2.   Place the legend required by Rule 13e-3(e)(1)(iii) on the cover page of the document to be disseminated, or confirm that the Schedule 13E-3 in its entirety is being sent.

3.   Please advise us, with a view toward disclosure, how the filing persons intend to comply with the disclosure dissemination requirements. Notwithstanding multiple references to a mailing, the Schedule 13E-3 still does not appear to include substantive information regarding the anticipated dissemination of the disclosure document to unaffiliated security holders. The filing persons must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not less than 20 days prior to the date of such purchase.

Summary Term Sheet

4.   Please revise the forepart of the disclosure document to prominently disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

5.   Specifically disclose who first proposed and how the going private merger consideration was determined. In this regard, disclose all of the estimated payments, taxes and assumptions used in the calculation.

6.   Quantify the amount expected to be saved by not complying in the future with the federal securities laws.

Effects

7.   We note Refac suffered an operating losses in 2006 and 2005. Disclose, if true, that the filing persons will benefit from Refac's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Item 5

8.   We note that on January 29, 2007, Palisade engaged Stanford but that an amended Schedule 13D was not filed until February 26, 2007. Advise us whether consideration was given to complying with Rule 13d-2(a) at a time earlier than February 23, 2007. Based on the January 29, 2007 retention date of Stanford, it appears a group had been formed at an earlier date than the Event Date recorded on the Schedule 13D/A.

Item 13. Financial Information

9.   Revise to include the SEC's new street address. Make corresponding changes throughout the document.

10.   In response to Item 13 of the Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise this section to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event that filing persons incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3.   See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Alternatively, please provide your analysis for why all of the information required by Item 1010(c) has been provided.

Closing Comments

Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.   Since the issuer, its management and its affiliates are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

       Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at 202.551.3266.
.

                        Sincerely,

                        Nicholas P. Panos
                        Special Counsel
                        Office of Mergers & Acquisitions